ACGM, INC.

Notes to Financial Statements

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1. Nature of business and summary of significant accounting policies

Nature of Business

ACGM, Inc., (the "Company") is a Qualified Subchapter S corporation organized under the laws of the state of New York. Effective June 2, 2011, the Company became wholly-owned by Advanced Capital Holdings, Inc. (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in securities transactions on a fully disclosed basis through its clearing brokers. The Company also acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Coupon Interest Receivable

The Company records all interest accrued on debt securities on a trade date basis. The total accrued interest receivable at December 31, 2015 was approximately $ 11,600. The Company presents its coupon interest receivable with securities owned on the accompanying statement of financial condition, as they are a component of the overall trading strategy.

Receivable from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker, Industrial and Commercial Bank of China Financial Services LLC ("ICBC") pursuant to a fully disclosed clearing agreement.

ACGM, INC.

Notes to Financial Statements

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1. **Nature of business and summary of significant accounting policies (continued)**

Receivable from Clearing Broker (continued)

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

Going Concern

The Company has incurred losses and negative cash flows from operations in recent years and expects to continue to incur operating losses until revenues reach a level sufficient to support its on-going operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In past periods, the Parent company has provided additional capital in the form of equity contributions to absorb cash flow shortages and expects to continue funding operations moving forward as necessary.

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities are carried at fair value. Realized and unrealized gains and losses on securities owned are included in the statement of operations.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – *V*aluations based on inputs that are unobservable and significant to the overall fair value measurement.

ACGM, INC.

Notes to Financial Statements

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1. **Nature of business and summary of significant accounting policies (continued)**

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

Income Taxes

As a Qualified Subchapter S corporation the Company's income or loss will be included in the Parent's federal and state income tax returns and accordingly will be the responsibility of the Parent. Accordingly, no provision has been made for federal, state and local income taxes.

As of December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2012.

ACGM, INC.

Notes to Financial Statements

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2. Cash and concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

3. Securities purchased under agreements to resell and securities sold under agreements to repurchase

The Company is subject to a master repurchase agreement with its clearing broker, ICBC, where by the Company enters into repurchase and reverse repurchase agreements (the "Agreements") to collateralize the execution of its proprietary trading security positions. The Agreements are recorded at their contracted resell or repurchase amounts on the accompanying statement of financial condition. The fair value and accrued interest of underlying security positions subject to these Agreements are required to exceed the principal amounts of the Agreements at all times.

At December 31, 2015, the Company had the following assets and liabilities subject to the Agreements: (i) approximately $ 2,590,000 of securities owned at fair value, pledged, (ii) no securities purchased under agreements to resell, (iii) no securities sold, not yet purchased, at fair value, and (iv) approximately $1,609,000 of securities sold under agreements to repurchase.

4. Office equipment

Details of office equipment at December 31, 2015 are as follows:

Computer hardware and software	$ 21,674
Less accumulated depreciation	558
	$ 21,116

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

ACGM, INC.

Notes to Financial Statements

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5. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Identical Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	December 31, 2015
Assets (at fair value)				
Securities owned, pledged, at fair value				
State and municipal obligations	$ 2,576,528	$ -	$ -	$ 2,576,528
Total securities owned, pledged	$ 2,576,528	$ -	$ -	$ 2,576,528

The difference between the amounts shown above and the corresponding amounts on the statement of financial condition, is the coupon interest receivable of approximately $ 11,600.

6. Related party transactions

Intercompany expense allocation

The Company's affiliate and the ultimate Parent of the consolidated group provides various services and other operating assistance to the Company. These include personnel, professional services, physical premises, utilities, the use of fixed assets, insurance and other general and administrative services. As of December 31, 2015, there is a liability of $ 233,658 due to this affiliate.

Service Agreement and Due from Parent

Pursuant to an expense sharing agreement with the Company's direct Parent, for the year ending December 31, 2015, the total amount forgiven and contributed as equity capital under the expense sharing agreement was approximately $ 871,300. As of December 31, 2015, there was $100 due from the Parent.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' and company's' accounts.

ACGM, INC.

Notes to Financial Statements

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8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As outlined in its membership agreement with FINRA the Company is required to maintain a minimum net capital of $ 250,000. At December 31, 2015, the Company's net capital was approximately $521,000, which was approximately $ 271,000 in excess of its minimum requirement of $250,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the Security and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Income taxes

At December 31, 2015, the Company had a net operating loss carry-forward ("NOL") of approximately $ 12.3 million for New York City income tax purposes, beginning to expiring in 2032. The NOL creates a deferred tax asset of approximately $1,085,000. The Company also recorded a valuation for the same amount due to the uncertainty of realizing the future tax benefit.

11. Commitments and contingencies

In the normal course of business, the Company has been in the past, involved in certain regulatory examination. Additional actions or investigations may be brought from time to time in the future. Based on currently available information, the Company does not believe there are any matters pending that will have a material adverse effect on its business, results of operations or financial position